UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

July 2024

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

LATAM AIRLINES GROUP S.A.

The following exhibits are attached:

EXHIBIT NO.	DESCRIPTION
99.1	Unaudited Interim Consolidated Financial Statements as of March 31, 2024 and for the three-month periods ended March 31, 2024 and 2023
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations as of March 31, 2024 and for the three-month period ended March 31, 2024 and 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LATAM Airlines Group S.A.

By:	/s/ Ramiro Alfonsin
	Name:	Ramiro Alfonsin
	Title:	CFO

Date: July 18, 2024

2